Exhibit 5
[TJX letterhead]
September 30, 2009
The TJX Companies, Inc.
770 Cochituate Road
Framingham, Massachusetts 01701

Re:	The TJX Companies, Inc.
Ladies and Gentlemen:
     This opinion is furnished to you in connection with a registration statement on Form S-8 (the “Registration Statement”), filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, for the registration of 15,590,495 shares of Common Stock, $1.00 par value (the “Shares”), of The TJX Companies, Inc., a Delaware corporation (the “Company”). The Shares are issuable under the Company’s Stock Incentive Plan (the “Plan”).
     I am General Counsel and Secretary of the Company. In that capacity, I am familiar with the actions taken by the Company in connection with the Plan and the Shares. For purposes of this opinion, I have examined and relied upon such documents, records, certificates and other instruments as I have deemed necessary. The opinions expressed below are limited to the Delaware General Corporation Law, including the applicable provisions of the Delaware Constitution and the reported cases interpreting those laws.
     Based on the foregoing, I am of the opinion that the Shares have been duly authorized, and, when the Shares have been issued and sold in accordance with the terms of the Plan, the Shares will be validly issued, fully paid and nonassessable.
     I hereby consent to the filing of this opinion as an exhibit to the Registration Statement. My consent shall not be deemed an admission that we are experts whose consent is required under Section 7 of the Securities Act of 1933.
     It is understood that this opinion is to be used only in connection with the offer and sale of Shares while the Registration Statement is in effect.
Very truly yours,
/s/ Ann McCauley
Ann McCauley, Esq.